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GenesisAI

The Global AI Network. Buy and sell AI technologies at scale.

GENESISAI.IO BOSTON MASSACHUSETTS





We would like to lay a foundation for the creation of Artificial General Intelligence and smash the current oligopolistic system of a few large companies basically owning all the AI.

Archil Cheishvili CEO @ GenesisAI

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Why you may want to support us...

1. If we achieve our vision, GenesisAI will become the single most valuable technology of all time
2. Harvard Founders with work experience at Google and Bridgewater Associates
3. Globally recognized VC and Angel investors
4. The market for AI Services valued at $100B today and estimated to reach $6 Trillion by 2025
5. Advisors – 2 multi-billion-dollar exits, and Harvard and MIT computer science professors
6. The first global AI network that just works

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Archil Cheishvili
CEO
Studied economics at Harvard College. Worked at Bridgewater Associates. Serial entrepreneur. Recognized by media outlets such as the New York Post, Forbes, and Yahoo Finance.



David Fan
CTO
Applied Mathematics in Computer Science, Harvard University. Software Engineer work experience at Google, APT, and Dataminr.



Mina Pascalito Nassif
Chief Scientist
PhD in Applied Physics, MS in Computational Science and Engineering both from Harvard John A. Paulson School of Engineering and Applied Sciences. Published multiple scientific papers and raised over $1 million in research grants.

Downloads

Technical paper.pdf
GenesisAI deck .pdf

We want to enable anyone in the world to access AI.

Hello! We're GenesisAI.


Team
Archil Cheishvili
Harvard College
Economics
Bridgewater Associates
Founder of 4 companies
(2 exits)
David Fan
Harvard College
Computer science
Google
Tosin Alabi
Harvard College
Computer Science
Research experience in AI
and ML

When we were working on Palatine Analytics (a startup selling AI-powered employee performance monitoring systems), we learned that AI development is hindered by one fundamental problem.

AI developers are expensive. Yet, independent developers can't monetize nor share their code.

Today, there are only around 10,000 AI developers in the world. 99% of companies cannot afford to hire their own team of AI engineers to create in-house AIs, nor do they have enough technical capabilities to correctly determine from which open-source APIs to grab existing AI code.

Astoundingly, there is no way for AIs to exchange data, learn from each other, leverage their capabilities, and trade services— let alone a way to judge the quality of AIs (there is no reputation system). AIs are operating in a closed environment.

So we made GenesisAI.

GenesisAI is a Machine Learning protocol. On top of this protocol, we are building a marketplace for AI products and services - Amazon for AI. The marketplace connects companies in need of AI services, data, and models with companies interested to monetize their AI tech. The marketplace also have a built-in reputation system.

People want this.

We have agreements with over 20 AI supply-side firms who want to place their product on our marketplace and 20 demand-side firms who wish to purchase products on our marketplace.

The AI service market will reach $6 trillion by 2025.

Why invest

1. Large corporations will no longer be the only entities able to develop and utilize AI. We believe in making AI accessible: "for the people, by the people."

2. By linking AI services with each other and increasing the supply of AI services, GenesisAI provides a web platform that offers low-cost AI services. This makes AI technology more efficient and affordable for businesses.

3. Our Ethereum based smart-contracts enable different AIs to communicate with each other, exchange data, and trade services. Anyone can develop and purchase AI services.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We allow you to buy that top-of-the-line video recognition technology that your company always wanted rather than building it yourself. You don't need a team of AI experts to use AI to your advantage, just buy the software on our decentralized marketplace.We hope to be providing an efficiency boost to the market as a whole by making AI accessible and usable for numerous various-sized businesses.

Where will your company be in 5 years?

We hope to abstract beyond the technical expertise needed to implement AI, and allow companies with no technical knowledge to tap into the benefits of this wonderful technology. Our goal is to rid the world of an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years.

Why did you choose this idea?

We would like to lay a foundation for the creation of Artificial General Intelligence and smash the current oligopolistic system of a few large companies basically owning all the AI.

What is the business model? How do you make money?

We will provide the protocol that allows people to make transactions on the platform, and we will take a small percentage of the transaction value. Our revenue forecasts are based on a transaction fee of 30%, which is likely to be the final value we will charge. This charge is very low if we compare it with how much money you would spend in marketing to get the same transaction volume you are getting on GenesisAI.

Why would companies not buy services directly from sellers' website? Why they need us?

Companies will have access to number of services that today is out of their reach, for network reasons, geographic reasons, or other reasons. When they access the marketplace, they will search the service they want, and our system will couple them with some existing provider, similar to how Uber matches drivers and riders. This system prevents companies skipping us, because we will couple them with the service provider, and they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services.

Can you make an example of AI interoperability (when you say that simple AI services can be combined to perform more complex services?

Say node A (a hotel) pays Node B to get a summary of customer behavior depending on different variables and recommendation to increase customer base. Node B can pay Node C for a service that uses pattern recognition to recognize the hotel's customer behavior and customer pain points. After receiving the output from node C, Node B can use the input from node C to come up with promotions that addresses the main pain points.

How do you solve privacy issue (companies not wanting to send sensitive data)?

Data can be encrypted in a way that Machine Learning code developers are still able to use it to train their codes but without accessing sensitive information. No company will need to share their sensitive data, but at the same time that data will be used by developers to improve their code prediction accuracy.

How will you use the capital you raise?

Our top priority is to give our tech leaders the resources they need to build a team with the skills necessary to support their vision. The team will be busy scaling the platform as we expect the number of customers to quickly rise and will need to invest in scalable IT infrastructure. Our second priority is dealing with sales & marketing, spending all the resources that are necessary to find the best AI service, data providers, and clients.

When do you expect to generate revenues?

Right now, we are not trying to generate revenue, but we are quickly reaching our monthly product development goals to build something that works and get people to believe in the platform. We are doing a great job generating pre-registrations for companies that believe in our platform and will join at time of launch. Though not guaranteed, we expect to start generating revenues in two months, and to grow our revenues really fast, as we are closing pre-registrations with platform customers in advance. Our detailed revenue forecast until 2025 can be found in our slide deck (attached), though projections are not guaranteed.

What is Artificial Intelligence?

In simple words, Artificial Intelligence is an area of computer science that try to simulate human behavior on a machine. This concept is revolutionary in computer science because it starts from the assumption that a well-functioning AI code won't need any human direction. For example, if we will run a big amount of online data to generate a market research on a particular industry, we won't have to ask for what trends to analyze, but the code will recognize the trends for us.

What problem does GenesisAI solve?

There is no communication between AIs; there is no way for AIs to exchange data, trade services, learn from each other, or expand their own capabilities. We match unused resources (in-house developed AIs and open source Github AI code) with companies in need of these resources. The connector of these two parties will unlock trillions of dollars in market value.

Why your team is uniquely qualified to solve this problem?

Our team has the right mix of what it takes to solve this problem:
Founders – studies in computer science and economics at Harvard, and long work experience in the AI industry and in companies like Google and Bridgewater.
Advisors – 2 multi-billion-dollar exit, former Dean of MIT Engineering, $310M exit, MIT AI/ML professor, 2 Harvard computer science professors, 2 Harvard Business School professors

What is the difference between AI and beneficial Artificial General Intelligence (AGI)?

Artificial General Intelligence is the final goal of everyone that works in the AI space. Narrow Artificial Intelligence is a code that allows to perform a certain task, like image or speech recognition, two tasks typical of the human brain. AGI would be would come from the combination of all these narrow tasks, with the ultimate goal of creating a mastermind (the AGI) able to perform any task that our brain is able to perform (and more).

What is the business model? How do you make money?

We will provide the protocol that allows people to make transactions on the platform, and we will take a small percentage of the transaction value. Our revenue forecasts are based on a transaction fee of 30%, which is likely to be the final value we will charge. This charge is very low if we compare it with how much money you would spend in marketing to get the same transaction volume you are getting on GenesisAI.

Why would companies not buy services directly from sellers' website? Why do they need us?

Companies will have access to a number of services that today is out of their reach, for network reasons, geographic reasons, or other reasons. When they access the marketplace, they will search the service they want, and our system will couple them with some existing provider, similar to how Uber matches drivers and riders. This system prevents companies skipping us, because we will couple them with the service provider, and they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services.

How do you guarantee liquidity to equity investors?

Our first years of operations will be focused on organic growth, revenue stabilization, and achieving breakeven. When these goals will be achieved, we will start thinking about liquidity events that will give investors the opportunity, if they want, to get great returns. We hope that our estimated returns to be beyond 300% for investors at that stage (but cannot guarantee that).